Filed pursuant to Rule 424(B)(3)
Registration No. 333-116223

Arbor Realty Trust, Inc.

Arbor Realty Trust Reports
Record Third Quarter 2004 Results

•	Net income of $7.6 million, increase of 32% from 2Q04

•	Net income of $0.48 per basic share; $0.47 per diluted share

•	New loan/investment originations of $165 million

•	Total loans/investments of $791 million at end of 3Q04, up 19% from June 30, 2004

•	Declared quarterly dividend of $0.43 per share

Uniondale, NY, October 28, 2004 — Arbor Realty Trust, Inc. (NYSE: ABR), a real estate investment trust focused on the business of investing in real estate related bridge and mezzanine loans, preferred equity investments, mortgage related securities and other real estate related assets, today announced financial results for the quarter ended September 30, 2004. Arbor reported net income for the quarter ended September 30, 2004 of $7.6 million, or $0.48 per basic common share and $0.47 per diluted common share, compared to net income for the quarter ended June 30, 2004 of $5.8 million, or $0.39 per basis common share or $0.38 per diluted share. For the nine months ended September 30, 2004, net income totaled $16.5 million, or $1.28 per basic common share and $1.25 per diluted common share.

“Once again, we are pleased to report on the successful implementation of our strategy to grow our portfolio and earnings,” said Ivan Kaufman, Chairman and Chief Executive Officer of Arbor Realty Trust. “The growth of our portfolio illustrates the success we have had in deploying the funds from April’s IPO. The record earnings we achieved represent our ongoing commitment to enhance shareholder value through strong financial performance.”

Kaufman added, “During the quarter, we originated eight loans and investments totaling $165 million. We continue to assess market conditions and focus on opportunities to optimize our capital structure. We believe the level of originations this quarter reflects

Arbor Realty Trust Reports Record Third Quarter 2004 Results	October 28, 2004 Page 2

our goal of strategically enhancing shareholder value. Our pipeline remains strong and we continue to see significant opportunity to further augment the portfolio.”

Total revenues for the quarter ended September 30, 2004 were $16.9 million, of which $16.5 million was from the loan and investment portfolio. This is an increase of 41% from the previous quarter. The balance in the loan and investment portfolio increased to $791 million by quarter end, up from $664 million as of June 30, 2004. The average balance of the loan and investment portfolio was $754 million during the third quarter and the average yield on these assets was 8.55%.

As of September 30, Arbor had six loans and investments with equity participation interests, referred to as equity kickers. These equity kickers have the potential to generate additional revenues to the Company as a result of excess cash flows being distributed and/or as appreciated properties are sold or refinanced. In the third quarter, one such investment, Prime Retail, Inc., made a distribution reflecting excess cashflows generated through September 30, 2004. Arbor’s portion of this distribution was $667,000 and was recorded as interest income in the third quarter 2004.

In addition, Arbor invested in mortgage-backed securities, which had a weighted average balance of $52.6 million for the third quarter with an average yield of 2.80%. These assets were financed by borrowings with a weighted average balance of $50.2 million and an average cost of 1.65%.

Interest expense for the quarter was $5.6 million, an increase of 69% from the previous quarter, of which $5.4 million was from the debt financing of the loan and investment portfolio. This growth reflects increased leverage during the quarter. The average balance of debt financing on the loan and investment portfolio was $462 million during the quarter and the average cost of these borrowings was 4.55%.

The management fee for the quarter included $499,000 of incentive compensation to the manager. This fee represents 25% of the amount by which the earnings for the last twelve months exceeded a 9.5% return on equity threshold, as described in the Management Agreement with the manager. The manager intends to exercise its option to receive the entire amount of its fee in Arbor common stock.

Financing Activity

Arbor maintains four financing facilities for its loan and investment portfolio with total capacity of $750 million. Outstanding balances under these facilities totaled $561 million as of September 30, 2004.

While it is anticipated that capacity within these financing facilities is adequate to support continued growth in the portfolio, Arbor continues to explore additional financing alternatives to maximize shareholder returns. As previously announced, Arbor recently hired an executive to oversee the completion and management of a collateralized debt obligation (CDO) issuance, which is anticipated to be executed over the next several

Arbor Realty Trust Reports Record Third Quarter 2004 Results	October 28, 2004 Page 3

months. In addition, the Company continues to explore other opportunities to obtain unsecured financing.

Common Stock

As part of the July 1, 2003 formation transactions of Arbor and the related private placement, Arbor issued warrants for 1,610,000 shares of stock and 629,345 operating partnership units, exercisable at $15.00 per share or operating partnership unit. In July 2004, such warrants became exercisable. Through October 15, 2004, a total of 1,236,357 warrants were exercised, generating $11.7 million in new capital. In addition, all of the operating partnership unit warrants were exercised by the manager, generating $9.4 million in new capital. A schedule summarizing the warrant activity to date is attached to this press release.

Portfolio Activity

During the second quarter, eight new loans totaling $165 million were originated, of which $149 million was funded in the quarter. Of the amount funded, $13 million was participated out to other parties. Participations are being used on certain transactions to manage credit exposure and optimize usage of capital. Of the new loans, five were mezzanine loans totaling $121 million and three were bridge loans totaling $44 million. In addition to the new loans, additional fundings of $8.7 million were made on commitments issued in prior quarters. During the quarter, loan payoffs and pay downs aggregated $17.4 million.

At September 30, 2004, the loan and investment portfolio balance was $791 million, with a weighted average current interest pay rate of 7.49%. At the same date, advances on financing facilities pertaining to the loan and investment portfolio totaled $514 million, with a weighted average funding cost of 3.84%. These balances constitute an advance rate of approximately 65% as of September 30, 2004.

The loan and investment portfolio continues to perform according to expectations and there have been no defaults. Arbor continues to seek loans and investments that will generate superior risk adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

Dividend

As previously disclosed on September 30, 2004, a dividend of $0.43 per share for the quarter ended September 30, 2004 will be paid on October 29, 2004 to stockholders of record on October 15, 2004.

Earnings Conference Call

Management will host a conference call on Friday, October 29, 2004 at 10:00 a.m. EDT. A live webcast of the conference call will be available online at

Arbor Realty Trust Reports Record Third Quarter 2004 Results	October 28, 2004 Page 4

www.arborrealtytrust.com. Web participants are encouraged to go to Arbor’s Web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. Listening to the webcast requires speakers and RealPlayer™ software, downloadable free at www.real.com. Those without Web access should access the call telephonically at least ten minutes prior to the conference call. The dial-in numbers are (888) 560-1989 for domestic callers and (973) 582-2830 for international callers. The participant passcode for both is 5270702.

After the live webcast, the call will remain available on Arbor’s Web site, www.arborrealtytrust.com through November 26, 2004. In addition, a telephonic replay of the call will be available until November 12, 2004. The replay dial-in number is (877) 519-4471 for domestic callers and (973) 341-3080. Please use passcode: 5270702.

About Arbor Realty Trust, Inc.

Arbor Realty Trust, Inc. is a real estate investment trust, which invests in a diversified portfolio of multi-family and commercial real estate related bridge and mezzanine loans, preferred equity investments, mortgage related securities and other real estate related assets. Arbor commenced operations in July 2003 and conducts substantially all of its operations through its operating partnership, Arbor Realty Limited Partnership. Arbor is externally managed and advised by Arbor Commercial Mortgage, LLC, a national commercial real estate finance company operating through 15 offices in the US that specializes in debt and equity financing for multi-family and commercial real estate.

Safe Harbor Statement

Certain items in this press release may constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Arbor can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from Arbor’s expectations include, but are not limited to, continued ability to source new investments, changes in interest rates and/or credit spreads, changes in the real estate markets, and other risks detailed from time to time in the Arbor’s periodic and other reports filed with the SEC. Such forward-looking statements speak only as of the date of this press release. Arbor expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Arbor’s expectations with regard thereto or change in events, conditions, or circumstances on which any such statement is based.

Arbor Realty Trust Reports Record Third Quarter 2004 Results	October 28, 2004 Page 5

Arbor Realty Trust, Inc.

Consolidated Balance Sheets

September 30, 2004 and December 31, 2003

	30-Sep-04	31-Dec-03
	(unaudited)
Assets
Cash	$16,650,785	$6,115,525
Loans and investments, net	766,902,095	286,036,610
Related party loans, net	24,353,569	35,940,881
Available-for-sale securities, at fair value	49,897,181	—
Investment in equity affiliates	8,439,417	5,917,542
Other assets	11,738,861	4,153,874

Total assets	$877,981,908	$338,164,432

Liabilities and stockholders’ equity
Notes payable and repurchase agreements	$561,379,488	$172,528,471
Dividends payable	8,660,551	—
Due to borrowers	7,088,108	8,409,945
Other liabilities	4,933,773	2,478,300

Total liabilities	582,061,920	183,416,716
Minority interest	48,575,265	43,631,602
Stockholders’ Equity:
Preferred stock, $0.01 par value: 100,000,000 shares authorized; 3,146,724 shares issued and outstanding	31,467	31,467
Common stock, $0.01 par value: 500,000,000 shares authorized; 16,022,516 and 8,199,567 shares issued and outstanding as of September 30, 2004 and December 31, 2003, respectively	160,225	81,996
Additional paid — in capital	247,968,777	112,215,649
Retained (distributions in excess of) earnings	258,703	(691,865)
Deferred compensation	(228,324)	(521,133)
Accumulated other comprehensive loss	(846,125)	—

Total stockholders’ equity	247,344,723	111,116,114

Total liabilities and stockholders’ equity	$877,981,908	$338,164,432

Arbor Realty Trust Reports Record Third Quarter 2004 Results	October 28, 2004 Page 6

Arbor Realty Trust, Inc.

Consolidated Statement of Operations

	Three Months	Nine Months	Three Months
	Ended	Ended	Ended
	30-Sep-04	30-Sep-04	30-Sep-03
	(unaudited)	(unaudited)	(unaudited)
Revenue
Interest income	$16,843,068	$36,945,809	$4,669,990
Other income	9,098	35,629	500

Total revenue	16,852,166	36,981,438	4,670,490
Expenses
Interest expense	5,592,059	11,526,496	721,854
Employee compensation and benefits	448,564	1,679,007	446,845
Stock-based compensation	49,792	256,799	1,587,674
Selling and administrative	544,575	1,155,729	133,304
Management fee	1,058,845	1,892,902	293,501

Total expenses	7,693,835	16,510,933	3,183,178

Income before minority interest	9,158,331	20,470,505	1,487,312
Income allocated to minority interest	1,524,359	3,952,258	412,557

Net income	$7,633,972	$16,518,247	$1,074,755

Weighted average common shares outstanding
Basic	15,775,029	12,951,875	8,199,567
Diluted	19,344,325	16,414,387	11,346,291
Earnings per common share
Basic	$0.48	$1.28	$0.13
Diluted	$0.47	$1.25	$0.13

Arbor Realty Trust Reports Record Third Quarter 2004 Results	October 28, 2004 Page 7

Arbor Realty Trust, Inc.

Schedule of Warrant Exercises

	July 1 -	Oct. 1 -
	Sept. 30	Oct. 15	To Date
Common Stock
Warrants exercised
Cash exercise	439,430	341,265	780,695
Cashless exercise	452,529	3,333	455,862

Total warrants exercised	891,959	344,598	1,236,557

Common stock issued
Cash exercise	439,430	341,265	780,695
Cashless exercise	111,720	966	112,686

Total shares issued	551,150	342,231	893,381

Funds received	$6,591,450	$5,118,975	$11,710,425

Operating Partnership Units
Warrants exercised for cash	—	629,345	629,345

Operating Partnership Units issued	—	629,345	629,345

Funds Received	$—	$9,440,175	$9,440,175